Mail Stop 07010

      September 16, 2005


Mr. Robert R. Zic
The Female Health Company
515 North State Street, Suite 2225
Chicago, IL	60610

	RE:	The Female Health Company
      Form 10-KSB for the year ended September 30, 2004
		Filed December 29, 2004
      File No. 1-13602


Dear Mr. Zic:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Patricia Armelin, Staff Accountant, at
(202) 551-3747 or, in her absence, to the undersigned at (202)
551-
3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE